DYNAMIC HEALTH PRODUCTS, INC.

12399 Belcher Road South, Suite 140

Largo, Florida 33773

May 11, 2006

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Dynamic Health Products, Inc. Registration Statement on Form S-2 File No. 333-127692

Ladies and Gentlemen:

We previously filed the above-referenced Form S-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. The filing is being withdrawn because of a change in the underlying financing. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Thomas Rose at (212) 930-9700.

Thank you for your assistance in this matter.

DYNAMIC HEALTH PRODUCTS, INC.

By:	/s/ Mandeep K. Taneja
Mandeep K. Taneja Chief Executive Officer